EXPENSE LIMITATION AGREEMENT

CUTLER INVESTMENT COUNSEL, LLC

525 Bigham Knoll

Jacksonville, OR 97530

October 31, 2025

The Cutler Trust

525 Bigham Knoll

Jacksonville, Oregon 97530

Dear Sirs:

Cutler Investment Counsel, LLC confirms our agreement with you as follows:

1.       You are an open-end management investment company registered under the Investment Company Act of 1940 (the “Act”) and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions. You are engaged in the business of investing and reinvesting the assets of the Cutler Equity Fund (the “Fund”) in accordance with applicable limitations. Pursuant to an Investment Advisory Agreement dated as of December 21, 2023 (the “Advisory Agreement”), you have employed us to manage the investment and reinvestment of the Fund’s assets.

2.       We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the aggregate ordinary operating expenses incurred by the Fund, including but not limited to the fees (“Advisory Fees”) payable to us under the Advisory Agreement (“Limitation”). Under the Limitation, we agree that the aggregate ordinary operating expenses of the Fund shall not exceed a percentage (“Percentage Expense Limitation”) of the average daily net assets equal to 0.99% of the shares of the Fund on an annualized basis. To determine our liability for the Fund’s expenses in excess of the applicable Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses of the Fund shall be computed daily by prorating the applicable Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter (“Prorated Limitation”). The applicable Prorated Limitation of the Fund shall be compared to the expenses of such Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (“Allowable Expenses”). Allowable Expenses include all of the Fund’s ordinary operating expenses, excluding brokerage costs, taxes, interest, acquired fund fees and expenses and extraordinary expenses. If Advisory Fees and other expenses of the Fund for the current day exceed the applicable Allowable Expenses for the Fund, Advisory Fees for the Fund for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as Advisory Fees with respect to the Fund, we shall be responsible to the Fund to pay or absorb the additional excess (“Other Expenses Exceeding Limit”). If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit for the Fund, these amounts shall be paid to us by the Fund subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than three years prior to the proposed date of payment, (2) such payment shall be made only to the extent that it does not cause the shares of the Fund’s aggregate ordinary operating expenses, on an annualized basis, to exceed the applicable Percentage Expense Limitation; and (3) any such payment is subject to approval or ratification by the Cutler Trust’s Board of Trustees

3.       Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing the Fund’s expenses outside the contours of this Agreement, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of the Fund's expenses incurred after the Limitation period, or, except as expressly set forth herein, prior to such date.

4.       This Agreement shall become effective on October 31, 2025 and supersedes any expense limitation agreement previously entered into with respect to the Fund and shall continue in effect until October 31, 2026 and from year to year thereafter provided each such continuance in regard to the Fund is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Nevertheless, this Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically in regard to the Fund if, as and when we cease to serve as investment adviser of such Fund. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not previously reimbursed to us pursuant to the provisions of paragraph 2.

5.       This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

CUTLER INVESTMENT COUNSEL, LLC

By: /s/ Matthew Patten

Its: Chief Executive Officer

Agreed to and accepted as of the date first set forth above.

THE CUTLER TRUST

By: /s/ Erich Patten

Its: President